1129523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]ASHINGTON. D.C. 20549

DIVISION OF
MARKET REGULATION

02010971

NO ACT
P.E 11-30-01
8-53037

January 15, 2002

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	1-24-02

Michael D. Wik, Managing Director
MCA Securities LLC
200 South Wacker, Suite 726
Chicago, IL 60606

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Wik:

We have received your letter dated November 30, 2001, supplemented by a phone message on January 14, 2002, in which you request on behalf of MCA Securities LLC (the "Firm") relief from the requirement that the Firm file an audited annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on June 11, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an audited annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. Because the Firm's registration with the Commission became effective on June 11, 2001, and the Firm did no business in the year 2001, you have requested an exemption from filing an audited annual report for the year ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file an audited report of financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from June 11, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Rose R. Wells

Rose R. Wells
Senior Counsel
(202) 942-0143

cc: Mark Voltz, NASD Regulation

MATRIX CAPITAL ADVISORS LLC

Fax

To:	Thomas McGowan	Company:	
Fax:	202-942-9553	Pages:	3
Phone:	202-942-0142	Date:	1-7-02
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

☐ Chris Burke (312.612.6110) ☒ Mike Wik (312.612.6111 ☐ Dan O'Connell (312.612.6112)
☐ Lillian Kochanowski (312.612.6113)

200 South Wacker Drive ■ Suite 726 ■ Chicago, Illinois ■ 60606
Phone 312.612.6100 ■ Fax 312.612.6101

NASD REGULATION
An NASD Company

801-273-1236

November 28, 2001

347-259-2767

MCA Securities, LLC
200 S. Wacker, Suite 726
Chicago, IL 60606

Tuesday

Attn: Michael Wik

RE: Firm CRD No. 107401

~~305-694-3070~~

719-231-6367

Ladies and Gentlemen:

MCA Securities, LLC was approved for membership effective June 11, 2001. A review of our records discloses that, to date, your firm does not appear to be actively engaged in the securities business. In the regard, the NASDR Chicago District Office must monitor its member's activities in order to effectively carry out its regulatory responsibilities.

In light of the firm's inactivity, please execute and return the enclosed No Securities Activity Statement. The Statement acknowledges that MCA Securities, LLC has not conducted a securities business and will notify the NASDR Chicago District Office immediately upon commencing a securities business. Please complete the enclosed and return to the District Office by December 7, 2001.

NASD Regulation will no longer open or accept any mail that does not have a complete return name and address. Please be sure when sending mail to NASDR that your information is fully and appropriately labeled.

This request for information is made pursuant to NASD Procedural Rule 8210. Should you have any questions, please contact me at (312) 899-4393.

Sincerely,

Yvonne Rzeszot

Yvonne Rzeszot
Supervisor of Examiners

aw/webba/rzeszot/107401.Inactive.doc

Enclosure

MCA Securities LLC
200 South Wacker, Suite 726
Chicago, IL 60606
312-612-6100

Rose

November 30, 2001

Securities & Exchange Commission
450 5th Street, NW
Washington, DC 20549

Re: MCA Securities LLC ("MCA")
CRD #107401

To Whom It May Concern:

Pursuant to SEC Rule 17a-5, MCA is required to deliver annual audited financial statements to the SEC and NASDR. MCA was approved for membership effective June 11, 2001 but has not actively engaged in the securities business due to the current economic environment.

In light of the fact that the firm has only been legally able to conduct business less than seven months combined with the corresponding lack of activity, we respectively request that the SEC waive MCA's audit requirement for the year 2001. Thereafter, MCA would be required to comply with the provisions of SEC Rule 17a-5. I have enclosed a letter from our NASD supervisor, Yvonne Rzeszot, indicating that NASD has elected to defer their on-site visit and instead asked MCA to submit a No Securities Activity Statement.

We hope the SEC looks favorably upon this request and ask that you call me should you wish to discuss this matter or require any additional information. I can be reached at (312) 612-6111.

Sincerely,

Michael D. Wik
Managing Director